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Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following management's discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and related notes included herein. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in the prospectus supplement filed on June 1, 2006 relating to the Company's effective "Shelf" Registration Statement on Form F-3 (File No. 333-133410).

Results of Operations

For the three months ended March 31, 2006 compared to three months ended March 31, 2005

        Voyage and Time Charter Revenues increased by $0.3 million, or 1%, to $24.2 million in the first quarter of 2006, compared to $23.9 million in the first quarter of 2005. The increase which is attributable to the increased operating days in the first quarter of 2006 compared to those in the first quarter of 2005, is offset by decreased time charter rates. Voyage and time charter revenues include the amortization of the prepaid time charter revenue of the Thetis, which for the first quarter of 2006 amounted to $0.8 million. The increase in operating days resulted from the enlargement of the fleet after the delivery of the Clio in May 2005, the acquisition of the Erato and the Thetis in November 2005 and the delivery of the Coronis in January 2006. The additions of those vessels to our fleet increased our ownership days from 723 in the first quarter of 2005 to 1,146 in the first quarter of 2006, an increase of 57%.

        Voyage Expenses increased by $0.2 million, or 13%, to $1.8 million in the first quarter of 2006 compared to $1.6 million in the first quarter of 2005. Voyage expenses mainly consist of commissions on freight and hire revenues and bunkers. The increase in voyage expenses is mainly attributable to increased commissions in the first quarter of 2006 compared to the first quarter of 2005.

        Depreciation and Amortization of Deferred Charges increased by $1.9 million, or 100%, to $3.8 million for the first quarter of 2006, compared to $1.9 million for first quarter of 2005. This increase is primarily the result of the increase in the number of our vessels and ownership days in 2006, following the addition of four vessels to our fleet.

        Vessel Operating Expenses increased by $1.7 million, or 53%, to $4.9 million in the first quarter of 2006 compared to $3.2 million in the first quarter of 2005. The increase in operating expenses is attributable to the increased ownership days resulting from the delivery of the four additional vessels and increased repairs and maintenance costs. Daily operating expenses decreased by $0.1 million, or 2%, to $4,299 in the first quarter of 2006 compared to $4,393 in the first quarter of 2005.

        Management Fees increased by $0.2 million, or 50%, to $0.6 million in the first quarter of 2006 compared to $0.4 million in the first quarter of 2005. The increase is attributable to the increased number of vessels under management in 2006. Following our acquisition of our fleet manager as of April 1, 2006, these expenses will be eliminated from our consolidated financial statements as intercompany transactions. However, we will incur the direct expenses of operating our fleet manager as a wholly-owned subsidiary.

        Interest and Finance Cost decreased by $0.9 million, or 53%, to $0.8 million for the first quarter of 2006 compared to $1.7 million for the first quarter of 2005. The decrease primarily resulted from the decrease in interest expenses due to the decreased amount of indebtedness outstanding during the first quarter of 2006 compared to the first quarter of 2005 and decreased amortization of financing costs in the first quarter of 2006. During the first quarter of 2005, there was a write-off of financing costs relating to the repayment in full of the indebtedness outstanding during that period.

Acquisition of Fleet Manager

        We have recorded our acquisition of our fleet manager as of April 1, 2006 at historical cost due to the fact that we and our fleet manager were under common control on the date the agreement for the acquisition of our fleet manager was signed. We borrowed the monies necessary to fund the acquisition on May 5, 2006. The amount of the purchase price that exceeds the carrying value of our fleet manager's net assets of $20.2 million is considered to be a preferential deemed dividend and will be reflected as a reduction in net income available to common stockholders, earnings per share and retained earnings in the second quarter of 2006.

Cash Flow

Net Cash Provided By Operating Activities

        Net cash provided by operating activities decreased by $2.2 million, or 12%, to $15.6 million for the first quarter of 2006 compared to $17.8 million for the first quarter of 2005. This decrease is primarily due to decreased time charter rates during the 2006 period.

Net Cash Used In Investing Activities

        Net cash used in investing activities was $37.9 million for the first quarter of 2006, representing the balance of the purchase price we paid in connection with our acquisition of the Coronis. Net cash used in investing activities was $72.2 million for the first quarter of 2005, of which $71.9 million represents the balance of the acquisition price of the Pantelis and the Calipso delivered in the period and $0.3 million represents predelivery expenses paid during the construction of the Clio.

Net Cash Provided By Financing Activities

        Net cash provided by financing activities was $20.5 million for the first quarter of 2006, consisting of $38.5 million drawn under our revolving credit facility for the acquisition of the Coronis in January 2006 and $18.0 million of dividends paid during the first quarter of 2006. Net cash provided by financing activities was $88.0 million for first quarter of 2005, consisting of $76.0 million of indebtedness drawn for the acquisition of the Pantelis SP and the Calipso; $194.0 million net proceeds from our initial public offering in March 2005; $168.7 million of payments of principal and interest on our outstanding indebtedness during the quarter; $14.0 million of cash dividends paid to stockholders before our initial public offering and $0.8 million of restricted cash that was made available due to repayment in full of all outstanding loans.

Contractual Obligations

        The following table sets forth our contractual obligations and their maturity dates as of March 31, 2006, as adjusted to reflect our entry into an agreement relating to our acquisition of our fleet manager as of April 1, 2006:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in thousands of U.S. dollars)
Fleet manager purchase option(1)	$20,000	—	—	—	$20,000
Long term debt(2)	—	—	—	51,425	51,425

(1)
On March 27, 2005, the stockholders of our fleet manager exercised their option to sell all, but not less than all, of its outstanding shares and we agreed to buy those shares as of April 1, 2006. On May 5, 2006 we drew down $20.0 million under our credit facility to fund the purchase price of our fleet manager.

2

(2)
As of March 31, 2006, we had $51.4 million principal balance of indebtedness outstanding under our revolving credit facility. This indebtedness was incurred in connection with our acquisition of the Thetis in November 2005 and the acquisition of the Coronis in January 2006.

        On November 12, 2004, we entered into management agreements with DSS, which were amended in July 2005, with respect to each vessel in our fleet and have entered into the same agreements with respect to the additional vessels that we have acquired since then. Under these agreements, we pay a monthly flat fee of $15,000 per vessel and a 2% commission on revenues. Fees charged by DSS will be eliminated from our consolidated financial statements as intercompany transactions following our acquisition of DSS as of April 1, 2006, but we will incur the direct expenses of operating DSS as a wholly-owned subsidiary.

        We have entered into agreements with an unrelated supplier for the exclusive supply of lubricants for some of our vessels. Under the terms of those agreements, we are provided with free lubricants, provided that the specific supplier remains our exclusive supplier for a specified period.

3

DIANA SHIPPING INC.
INDEX TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

DIANA SHIPPING INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND MARCH 31, 2006 (UNAUDITED)

(Expressed in thousands of U.S. Dollars—except for share and per share data)

	December 31, 2005	March 31, 2006
	(Note 1)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$21,230	$19,418
Accounts receivable, trade	1,007	193
Inventories	872	1,162
Prepaid insurance and other	166	642
Prepaid charter revenue, current portion	3,322	3,322

Total current assets	26,597	24,737

FIXED ASSETS:
Advances for vessels under construction and acquisitions and other vessel costs	4,221	—
Vessels	331,523	373,661
Accumulated depreciation	(24,218)	(27,821)

Vessels' net book value	307,305	345,840

Total fixed assets	311,526	345,840

OTHER NON-CURRENT ASSETS:
Deferred charges, net	2,004	2,406
Prepaid charter revenue, non-current portion	1,822	1,002

Total assets	$341,949	$373,985

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable, trade	$1,389	$1,070
Accounts payable, other	201	295
Due to related parties	215	240
Accrued liabilities	1,685	1,554
Unearned revenue	1,106	1,389
Other current liabilities	71	71

Total current liabilities	4,667	4,619

LONG-TERM DEBT, net of current portion	12,859	51,169

OTHER NON-CURRENT LIABILITIES	265	247

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS' EQUITY:
Preferred stock, $0,01 par value; 25,000,000 shares authorized, none issued	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 45,000,000 issued and outstanding at December 31, 2005 and March 31, 2006	450	450
Additional paid-in capital	296,831	296,907
Retained earnings	26,877	20,593

Total stockholders' equity	324,158	317,950

Total liabilities and stockholders' equity	$341,949	$373,985

DIANA SHIPPING INC.

CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2005 AND 2006

(Expressed in thousands of U.S. Dollars—except for share and per share data)

	Three Months Ended March 31,
	2005	2006
REVENUES:
Voyage and time charter revenues	$23,906	$24,179
EXPENSES:
Voyage expenses	1,634	1,755
Vessel operating expenses	3,176	4,927
Depreciation and amortization of deferred charges	1,879	3,757
Management fees	363	572
Executive management services and rent	342	76
General and administrative expenses	430	824
Foreign currency losses/(gains)	(8)	10

Operating income	16,090	12,258

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(1,677)	(785)
Interest Income	142	243

Total other income (expenses), net	(1,535)	(542)

Net Income	$14,555	$11,716

Earnings per common share, basic and diluted	$0.49	$0.26

Weighted average number of common shares, basic and diluted	29,550,000	45,000,000

DIANA SHIPPING INC.

CONSOLIDATED UNAUDITED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2005 AND 2006

(Expressed in thousands of U.S. Dollars—except for share and per share data)

		Common Stock
	Comprehensive Income (Loss)	# of Shares	Par Value	Additional Paid-in Capital	Appropriation Of Retained Earnings	Retained Earnings	Total
BALANCE, December 31, 2004		27,625,000	$276	$39,489	$—	$19,287	$59,052
— Net income	14,555	—	—	—	—	14,555	14,555
— Contribution to additional-paid in capital		—	—	342	—	—	342
— Issuance of common stock (par value $0.01, at $17.00)		12,375,000	124	193,852	—	—	193,976
— Appropriation of retained earnings		—	—	—	15,850	(15,850)	—
— Dividends declared and paid ($0.51 per share)		—	—	—	—	(14,000)	(14,000)
Comprehensive income	$14,555
BALANCE, March 31, 2005		40,000,000	$400	$233,683	$15,850	$3,992	253,925
BALANCE, December 31, 2005		45,000,000	$450	$296,831	$—	$26,877	324,158
— Net income	11,716	—	—	—	—	11,716	11,716
— Contribution to additional-paid in capital		—	—	76	—	—	76
— Dividends declared and paid ($0.40 per share)		—	—	—	—	(18,000)	(18,000)
Comprehensive income	$11,716
BALANCE, March 31, 2006		45,000,000	$450	$296,907	$—	$20,593	317,950

DIANA SHIPPING INC.

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2005 AND 2006

(Expressed in thousands of U.S. Dollars—except for share and per share data)

	Three Months Ended March 31,
	2005	2006
Cash Flows from Operating Activities:
Net income	$14,555	$11,716
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of deferred charges	1,879	3,757
Executive management services and rent	342	76
Amortization and write off of financing costs	470	39
Recognition and amortization of free lubricants benefit	(142)	(18)
(Increase) Decrease in:
Receivables	13	814
Inventories	(201)	(290)
Prepayments and other	(386)	(476)
Prepaid charter revenue	—	820
Increase (Decrease) in:
Accounts payable	792	(225)
Due to related companies	(329)	25
Accrued liabilities	1,027	(131)
Unearned revenue	(266)	283
Dry dockings	—	(785)

Net Cash from Operating Activities	17,754	15,605

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions and other vessel costs	(282)	—
Vessel acquisitions	(71,950)	(37,917)

Net Cash used in Investing Activities	(72,232)	(37,917)

Cash Flows from Financing Activities:
Proceeds from long-term debt	76,000	38,500
Proceeds from public offering, net of related issuance costs	193,976
Decrease in restricted cash	789	—
Payments of long-term debt	(168,716)	—
Cash dividends	(14,000)	(18,000)

Net Cash from Financing Activities	88,049	20,500

Net increase (decrease) in cash and cash equivalents	33,571	(1,812)
Cash and cash equivalents at beginning of period	1,758	21,230

Cash and cash equivalents at end of period	$35,329	$19,418

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest payments, net of amounts capitalized	$1,170	$564

Non-cash financing activities:
Executive management services and rent	$342	$76

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006

(Expressed in thousands of U.S. Dollars—except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

        The accompanying consolidated financial statements include the accounts of Diana Shipping Inc. ("Diana") and its wholly-owned subsidiaries (collectively, the "Company"). Diana was formed on March 8, 1999 as Diana Shipping Investment Corp., under the laws of the Republic of Liberia. In February 2005, the Company's articles of incorporation were amended. Under the amended articles of incorporation, the Company was renamed Diana Shipping Inc. and was redomiciled from the Republic of Liberia to the Marshall Islands. In March and December 2005 the Company completed its initial and secondary public offerings in the United States under the United States Securities Act of 1933, as amended, the net proceeds of which amounted to $193,976 and $63,085, respectively.

        The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements. These consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2006 are not necessarily indicative of the results that might be expected for the fiscal year ended December 31, 2006.

        The balance sheet as of December 31, 2005 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

        The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels and is the sole owner of all outstanding shares of the following subsidiaries, all incorporated in the Republic of Panama:

  (a)
  Skyvan Shipping Company S.A. ("Skyvan"), owner of the Bahamas flag 75,311 dwt bulk carrier vessel "Nirefs", which was built and delivered in January 2001.

  (b)
  Buenos Aires Compania Armadora S.A. ("Buenos"), owner of the Bahamas flag 75,247 dwt bulk carrier vessel "Alcyon", which was built and delivered in February 2001.

  (c)
  Husky Trading S.A. ("Husky"), owner of the Bahamas flag 75,336 dwt bulk carrier vessel "Triton", which was built and delivered in March 2001.

  (d)
  Panama Compania Armadora S.A. ("Panama"), owner of the Bahamas flag 75,211 dwt bulk carrier vessel "Oceanis", which was built and delivered in May 2001.

  (e)
  Eaton Marine S.A. ("Eaton"), owner of the Greek flag 75,106 dwt bulk carrier vessel "Danae" (built in 2001), which was acquired in July 2003.

  (f)
  Chorrera Compania Armadora S.A. ("Chorrera"), owner of the Greek flag 75,172 dwt bulk carrier vessel "Dione" (built in 2001), which was acquired in May 2003.

  (g)
  Cypres Enterprises Corp. ("Cypres"), owner of the Bahamas flag 73,630 dwt bulk carrier vessel "Protefs" (Hull 2301), which was built and delivered in August 2004.

  (h)
  Darien Compania Armadora S.A. ("Darien"), owner of the Bahamas flag 73,691 dwt bulk carrier vessel, "Calipso" (Hull 2303), which was built and delivered in February 2005.

  (i)
  Cerada International S.A ("Cerada"), owner of the Bahamas flag 169,883 dwt bulk carrier vessel, "Pantelis SP" (built in 1999), which was acquired in February 2005.

  (j)
  Texford Maritime S.A. ("Texford"), owner of the Bahamas flag 73,691 dwt bulk carrier vessel, "Clio" (Hull 2304), which was built and delivered in May 2005.

  (k)
  Urbina Bay Trading S.A. ("Urbina"), owner of the Bahamas flag 74,444 dwt bulk carrier vessel "Erato" (built in 2004), which was acquired in November 2005.

  (l)
  Changame Compania Armadora S.A. ("Changame"), owner of the Bahamas flag 73,583 dwt bulk carrier vessel "Thetis" (built in 2004), which was acquired in November 2005.

  (m)
  Vesta Commercial S.A. ("Vesta"), owner of the Bahamas flag 74,381 dwt bulk carrier vessel "Coronis" (Hull H1307A), which was built and delivered in January 2006 (Note 5).

        On November 12, 2004 the vessel owning subsidiaries entered into a management agreement with Diana Shipping Services S.A. ("DSS"), a related Panamanian corporation, under which management services are provided in exchange for a fixed monthly fee of $15 per vessel and 2% commission on all voyage and time charter revenues (Note 2(a)).

        During the three-month periods ended March 31, 2005 and 2006, nine charterers individually accounted for 10% or more of the Company's voyage and time charter revenues as follows:

Charterer	2005	2006
A	21%	23%
B	15%	—
C	14%	—
D	14%	—
E	12%	—
F	—	18%
G	—	13%
H	—	13%
I	—	10%

2.    Transactions with Related Parties:

  (a)
  Diana Shipping Services S.A ("DSS" or the "Manager"): As discussed in Note 1, effective November 12, 2004, the operations of the vessels are managed by DSS under management agreements, which were amended in July 2005.

    Based on the management agreements as amended in July 2005, the Company appointed DSS to be the sole and exclusive manager of the vessel owning subsidiaries and any other subsidiaries to be included in the group, having vessels in operation or under construction, with terms and conditions specified in the agreements signed between DSS and each subsidiary. The Manager provides the Company, its Officers, Executives and the subsidiaries with management services and office space. The Manager also provides the vessel owning subsidiaries with a wide range of shipping services, such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, in exchange for a fixed monthly fee of $15 per vessel plus 2% commission on all voyage and time charter revenues, for a non specific period of time provided that such agreements may be terminated by either party giving three months notice at any time.

    DSS is majority owned and controlled by Mr. Simeon Palios, the Company's Chief Executive Officer and Chairman. The management fees charged by DSS during the three month periods ended March 31, 2005 and 2006 amounted to $363 and $572, respectively, and are separately reflected in the accompanying unaudited consolidated statements of income. Commissions charged by DSS during the three month periods ended March 31, 2005 and 2006 amounted to $477 and $500, respectively, and are included in voyage expenses in the accompanying unaudited consolidated statements of income. The balances due to DSS at December 31, 2005 and March 31, 2006 amounted to $164 and $185, respectively, and are included in due to related parties in the accompanying consolidated balance sheets.

  (b)
  Option to acquire Diana Shipping Services S.A.: In February 2005, and within the context of the Company's March 2005 initial public offering, the Company entered into an agreement with the stockholders of DSS, amended on February 17, 2006 pursuant to which the DSS stockholders could exercise an option to sell all, but not less than all, of their outstanding shares to the Company for cash consideration of $20,000, at any time through March 31, 2006. On March 27, 2006 the DSS stockholders provided notice to the Company of their exercise of their option to sell their shares to the Company (Note 10(a)).

  (c)
  Altair Travel S.A. ("Altair"): The Company uses the services of an affiliated travel agent, Altair. Travel expenses for the three month periods ended March 31, 2005 and 2006 amounted to $111 and $187, respectively, and are included in vessel operating expenses and general and administrative expenses in the accompanying unaudited consolidated statements of income. No amounts were payable to or receivable from Altair at December 31, 2005 and March 31, 2006.

  (d)
  Fortis Bank ("Fortis") ultimate shareholder of Zoe S. Company Ltd. ("Zoe"):On December 30, 2002, a share purchase and subscription agreement was signed by Zoe, Ironwood Trading Corp. (the then sole shareholder of the Company), certain executives (including Mr. Simeon Palios) and the Company. Under the terms of this agreement, Zoe acquired from Ironwood Trading Corp. 50% of the then issued and outstanding common share capital of the Company for a fixed sum, and in September 2004, sold 25% of its common stock to Corozal Compania Naviera SA, ("Corozal"), a company controlled by Mr. Simeon Palios. In February 2005, the agreement was amended, so as to facilitate the Company's initial public offering and was terminated on its closing in March 2005. As of March 31, 2006, Zoe owned 5,050,000 or 11.22% of the Company's outstanding common stock.

    Fortis, through Fortis Securities LLC, an affiliate of Fortis Bank (Nederland) N.V., was an underwriter in the Company's initial public offering in March 2005 and the follow-on offering in December 2005 received a total of $1,659 in underwriting commissions in 2005 in connection with both offerings.

3.    Inventories:

        The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2005	March 31, 2006
Bunkers	—	278
Lubricants	686	741
Victualling	186	143

Total	872	1,162

4.    Prepaid Charter Revenue

        The amounts shown in the accompanying balance sheets as of December 31, 2005 and March 31, 2006 reflect an asset recognized by the Company pursuant to the acquisition of the vessel Thetis. The vessel, upon her delivery on November 28, 2005, was placed on an existing time charter contract assumed from its previous owners through arrangements with the respective charterer. The contract, which expires between July to September 2007, is at the rate of $25,000 per day, gross of commissions.

        The Company, upon delivery of the vessel, evaluated the charter contract assumed and recognized an asset of $5,443 representing the excess of the fair value of the charter contract assumed over the then fair value of such charter at current market rates with the balance of the total contract price allocated to the vessel's purchase price. As of December 31, 2005 and March 31, 2006, the unamortized balance of the asset amounted to $5,144 and $4,324, respectively and is reflected in prepaid charter revenue in the accompanying consolidated balance sheets. The amortization for the three-month period ended March 31, 2006 amounted to $820 and is included in voyage and time charter revenues in the accompanying 2006 unaudited statement of income.

5.    Vessels:

        The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2005	331,523	(24,218)	307,305
— Transfers from advances for vessels under construction and acquisitions and other vessel costs	4,221	—	4,221
— Vessel acquisitions	37,917	—	37,917
— Depreciation	—	(3,603)	(3,603)

Balance, March 31, 2006	373,661	(27,821)	345,840

        In October 2005, the company entered into an agreement with an unrelated third party company to acquire a Panamax dry bulk carrier, the "Coronis", with a carrying capacity of 74,381 dwt for a total consideration of $42,000. The vessel, at the time the agreement was concluded, was under construction at the Hudong Shipyard in China. As part of the Memorandum of Agreement, the Company concluded a time charter agreement with a company related to the seller of the vessel, commencing upon the vessel's delivery, for a period of minimum 11 to maximum 13 months at the charterer's option, at the rate of $21,000 per day, gross of commissions. As of December 31, 2005, the Company had made an advance payment (10% of the purchase price) of $4,200 plus expenses, while the remaining balance of $37,800 was paid upon delivery of the vessel in January 2006. The Company incurred additional expenses, which amounted to $138 and are included in the vessel's cost.

        All Company's vessels, with the exception of the Thetis, the Erato and the Coronis, having a total carrying value of $227,090 as of March 31, 2006, have been provided as collateral to secure the revolving credit facility discussed in Note 7.. As of March 31, 2006, all vessels were operating under time charters, he last of which expires in January 2008.

6.    Deferred Charges:

        The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Financing Costs	Dry-dock Costs	Total
Balance, December 31, 2005	1,116	888	2,004
— Additions	—	785	785
— Amortization	(39)	(154)	(193)
— Financing costs presented as a contra to debt	(190)	—	(190)

Balance, March 31, 2006	887	1,519	2,406

        Financing costs represent fees paid to the lenders relating to the $230 million secured revolving credit facility signed in February 2005 with the Royal Bank of Scotland. The portion of those fees relating to the balance of the outstanding debt as of December 31, 2005 and March 31, 2006, net of amortization, is recorded as a contra to debt.

        Additions to deferred dry-dock cost represent expenditures incurred for the dry-docking of the vessels Danae and Triton, which were completed in January and February 2006, respectively. Furthermore, on March 27, 2006, the vessel Oceanis entered the yard for her scheduled drydock which was completed on April 7, 2006.

        The amortization of loan financing costs is included in interest and finance costs in the accompanying unaudited consolidated statements of income and the amortization of drydock costs is included in depreciation and amortization of deferred charges in the accompanying unaudited consolidated statements of income.

7.    Long-term Debt:

        The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2005	March 31, 2006
Balance under the revolving credit facility	12,925	51,425
Less related deferred financing costs	(66)	(256)

Total	12,859	51,169
Less: Current portion	—	—

Long-term portion	12,859	51,169

        In February 2005, the Company entered into an agreement with the Royal Bank of Scotland for a $230.0 million secured revolving credit facility, to finance the acquisition of additional dry bulk carrier vessels or cellular container ships, the acquisition of DSS (Note 2(b)) and for working capital. The maturity of the credit facility is ten years and the interest rate on amounts drawn is at LIBOR plus a margin.

        The facility is available in full for five years. At the end of the fifth year it will be reduced by $20.0 million and over the remaining period of five years will be reducing in semiannual amounts of $13.5 million with a final reduction of $75.0 million together with the last semi annual reduction. Initial loan financing costs amounted to $1,300.

        In January 2006, the Company drew down an amount of $38,500 under the existing $230 million secured revolving credit facility with the Royal Bank of Scotland, to fund the balance of the purchase price of the Coronis on January 25, 2006 (Note 5).

        The credit facility is secured by a first priority mortgage on ten of the vessels in the fleet (excluding the Thetis, the Erato, and the Coronis) and such other vessels that may from time to time be included with the approval of the lender, a first assignment of all freights, earnings, insurances and requisition compensation and a negative pledge agreement that requires to either mortgage new vessels to the lender or obtain the lender's consent before mortgaging those vessels to third parties. The lenders may also require additional security in the future in the event the Company breaches certain covenants under the credit facility, as described below.

        The credit facility contains covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as minimum requirements regarding hull cover ratio (vessels' market values at least 130% of the outstanding balance of the credit facility), minimum liquidity of $750 per each vessel in the fleet, unless the available credit facility exceeds this amount and other financial covenants. Furthermore, the Company is not permitted to pay any dividends, which would result in a breach of the financial covenants.

        On the undrawn portion of the facility the Company pays commitment fees, which for the three month periods ended March 31, 2005 and 2006 amounted to $0 and $167, respectively and are included in interest and finance costs in the accompanying unaudited consolidated statements of income.

        Total interest incurred on long-term debt for the three month periods ended March 31, 2005 and 2006 amounted to $1,154 and $573, respectively. Of the above amounts, $62 and $0, were capitalized as part of the vessel cost for advances paid for vessels under construction for the three month periods ended March 31, 2005 and 2006, respectively. Interest expense on long-term debt, net of interest capitalized, is included in interest and finance costs in the accompanying unaudited consolidated statements of income.

8.     Contingencies:

        Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying interim consolidated financial statements.

        The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying interim consolidated financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

9.     Common Stock and Additional Paid-In Capital:

  (a)
  Preferred stock and common stock: Under the amended articles of incorporation in February 2005, discussed in Note 1, the Company's authorized capital stock consists of 100,000,000 shares (all in registered form) of common stock, par value $0.01 per share and of 25,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share. On the date of the amended articles of incorporation, the Company reduced the par value of the 150,000 shares of Diana Shipping Investment Corp. from $10.00 per share to $0.01 per share and issued in the form of dividends 27,475,000 new shares of common stock at their par value. The share and per share amounts included in the accompanying interim consolidated financial statements have been restated to reflect the stock dividend of 27,475,000 shares. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

  (b)
  Additional paid-in capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes, (ii) payments made by the stockholders in excess of the par value of common stock purchased by them, (iii) the value of executive management services provided through the management agreement with DSS to the Company until consummation of the initial public offering, as well as the value of the lease expense for the office space and of the secretarial services that have been provided to the Company at no additional charge by DSS, and (iv) the difference between the par value of the shares issued in the initial public offering in March 2005 and the follow-on offering in December 2005 and the net proceeds obtained for those shares.

    The value of the executive management services (until consummation of the Company's initial public offering in March 2005) and rent for the three month periods ended March 31, 2005 and 2006, amounted to $342 and $76, respectively, and is separately reflected in the accompanying unaudited consolidated statements of income. The value of the services was determined by reference to the amounts of the employment agreements signed between the Company and its executives. The value of the rent, for the free office space was determined by the lease agreement between DSS and the company that acquired the office space previously owned by DSS.

  (c)
  Incentive plan: In February 2005, the Company adopted an equity incentive plan which entitles the Company's officers, key employees and directors to receive options to acquire the Company's common stock. A total of 2,800,000 shares of common stock are reserved for issuance under the plan. The plan is administered by the Company's Board of Directors. Under the terms of the plan, the Company's Board of Directors will be able to grant new options exercisable at a price per share to be determined by the Company's Board of Directors. No options will be exercisable until at least two years after the closing of the initial public offering discussed above. Any shares received on exercise of the options will not be able to be sold until three years after the closing of the initial public offering. All options will expire 10 years from the date of grant. The plan will expire 10 years from the closing of the initial public offering. As of March 31, 2006, no options were granted under the plan.

10.   Subsequent Events:

  (a)
  Acquisition of DSS and draw down of loan: On March 27, 2006, the stockholders of DSS provided notice to the Company of their exercise of the option to sell all, but not less than all, of their outstanding shares of DSS to the Company for $20,000 in cash, pursuant to the option agreement signed in February 2005 (Note 2(b)). The acquisition of DSS was consummated on April 1, 2006 and DSS became a wholly-owned subsidiary from that date. On May 5, 2006, the Company drew down $20,000 under the revolving credit facility to finance this acquisition. The Company will record the transaction at historical cost due to the fact that, when the agreement was signed, DSS and the Company were under common control. The amount in excess of DSS's historical book value will be considered a preferential deemed dividend (approximately $20,155 at March 31, 2006) and will be reflected as a reduction in net income available to common stockholders in the second quarter of 2006 when the acquisition is consummated.

  (b)
  Amendment of credit terms of the revolving credit facility: On May 24, 2006, the Company entered into an agreement to amend the $230 million revolving credit facility of February 2005. The Company, upon signing of the amended agreement, paid financing costs amounting to $100. Pursuant to the terms and conditions of the amended agreement:

  •
  The amount of the revolving credit facility increased to $300 million, providing up to $50 million (from $30 million) for working capital requirements out of which up to $20 million for the acquisition of DSS. The Company is permitted to borrow amounts up to the facility limit, provided that conditions to drawdown are satisfied and that borrowings do not exceed 75% of the aggregate value of the mortgaged vessels.

  •
  The facility is available in full for six years (from five years) from May 24, 2006, the new availability date. At the end of the sixth year it will be reduced by $15 million (instead of $20 million) and over the remaining period of four years will be reducing in semiannual amounts of $15 million (instead of $13.5 million) with a final reduction of $165 million (instead of $75 million) together with the last semi annual reduction.

  •
  Vessels Thetis and Erato (previously excluded) are subject to the credit facility's security by a first priority mortgage.

    The credit facility financial covenants were amended as follows:

    •
    Adjusted net worth (total Assets less total Debt) decreased to $150 million (from $200 million);

    •
    Adjusted net worth decreased to 25% of total Assets (from 35%);

    •
    Minimum required security cover (the excess of the aggregate market value of the mortgaged vessels to the outstanding balance of the credit facility) decreased to 120% (from 130%);

    •
    Minimum liquid funds of the mortgaged vessels decreased to $400 (from $750). Such covenant is also amended to exclude the amount of the available commitment, other than the amounts that are immediately available for drawing under the working capital element of the facility. Furthermore, the new covenant requires the minimum liquid funds to be maintained in accounts with the lender.

  (c)
  Declaration of dividends: On May 11, 2006, the Company declared dividends amounting to $15,525, or $0.345 per share, payable on or about June 8, 2006 to stockholders of record as of May 18, 2006.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC. (registrant)
Dated: June 1, 2006	By:	/s/ ANASTASSIS MARGARONIS Anastassis Margaronis President

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DIANA SHIPPING INC. INDEX TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DIANA SHIPPING INC. CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2005 AND MARCH 31, 2006 (UNAUDITED) (Expressed in thousands of U.S. Dollars—except for share and per share data)
DIANA SHIPPING INC. CONSOLIDATED UNAUDITED STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2005 AND 2006 (Expressed in thousands of U.S. Dollars—except for share and per share data)
DIANA SHIPPING INC. CONSOLIDATED UNAUDITED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2005 AND 2006 (Expressed in thousands of U.S. Dollars—except for share and per share data)
DIANA SHIPPING INC. CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2005 AND 2006 (Expressed in thousands of U.S. Dollars—except for share and per share data)
DIANA SHIPPING INC. NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2006 (Expressed in thousands of U.S. Dollars—except share and per share data, unless otherwise stated)
SIGNATURES